April 3, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Grandview Gold, Inc.
Form 20-F for Fiscal Year Ended May 31, 2011
Filed December 1, 2011
File No. 000-51303

Dear Ms. Jenkins,

We are responding to your letter dated March 13, 2012.

Form 20-F for Fiscal Year Ended May 31, 2011

Change in Registrant’s Certifying Accountant, page 74

1.

We note you have recently changed independent accountants from McCarney Greenwood LLP to PricewaterhouseCoopers LLP. As such, please amend to provide disclosures related to this change pursuant Item 16F of Form 20-F. Please ensure you include a currently dated letter from your former independent accountant as an exhibit to your amendment. Refer to Item 16F(a)(3) of Form 20-F.

Item 16F of the Form 20-F has been modified to include disclosures with regards to the change in certifying accountant. We have included a copy of the Report by our former Independent Accountant with this Correspondence filing and will file it as an Exhibit to the Form 20-F/A upon receiving your approval.

Independent Auditor’s Report, page 78

2.	Please amend to include an audit report, or combination of audit reports, to cover each of the financial statement periods presented. Refer to Item 8.A.3 of Form 20-F.

We have included a copy of the report from our former Independent Auditor, McCarney Greenwood LLP, certifying the financial statements and notes for the periods ended May 31, 2010 and 2009.

The Company also acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the response meets the requirements requested by the SEC. If you would like further information, please do not hesitate to contact myself at 416-361-0737.

Regards,

/s/ Carmelo Marrelli
Carmelo Marrelli
Chief Financial Officer

330 BAY STREET, SUITE 820, TORONTO, ON, CANADA M5H 2S8
P: 416-486-3444 F: 416-486-9577 WWW.GRANDVIEWGOLD.COM